Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of December, 2002

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F [X]                           Form 40-F [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes [ ]                                 No [X}


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______



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                            UNITED BUSINESS MEDIA PLC

Form 6-K Items


1. Press Release dated December 18, 2002.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               UNITED BUSINESS MEDIA PLC


Dated: December 20, 2002                       By: /s/ Anne C. Siddell
                                                   -----------------------------
                                                       Anne C. Siddell
                                                       Group Company Secretary

                                                                          ITEM 1

UNITED BUSINESS MEDIA PRE-CLOSE SEASON UPDATE

LONDON, December 18, 2002

UBM is scheduled to publish its preliminary results for 2002 on 28th February. This announcement is the routine update prior to entering the January and February close season associated with the preliminary results.

OVERVIEW

The second half of the year has seen a continuation of generally robust trading performances in the important UK, European and Asian businesses and of a difficult trading environment in the USA. Revenue trends in CMP Media's US technology business have been stable in the second half, both revenue and operating profit should therefore be in line with our previously stated planning assumptions -- enabling this business to move into profit in the fourth quarter. Since August, deteriorating revenues in the US market research and news distribution business have led to further action to reduce costs. UBM's financial position continues to be underpinned by a strong balance sheet with an increasing cash balance.

The combination of significant actions on cost, market share gains and our success in maintaining yields puts the group in a strong operating position for 2003.

DIVISIONAL OPERATIONS

MARKET RESEARCH

NOP World Healthcare and RoperASW's custom business experienced a further slowdown in activity and also some pricing pressure. These trends are being countered by firm action on costs and investment to enhance the product offering. Syndicated businesses in media (MRI) and automotive (Allison-Fisher) as well as the UK based NOP Research Group continued to perform well. Most of MRI's clients have entered into three to five year contracts.

NEWS DISTRIBUTION

PR Newswire profits fell in the second half due to lower US message volumes and yields. Factors behind this slowdown included the de-listing of approximately 1,100 US companies since 2001, continuing low levels of M&A and IPO activity and ongoing corporate cost containment. Our customers' cost containment also impacted on the more discretionary evaluation products.

In the US PR Newswire continues to be the market leader with a 51.7 per cent share of the total earnings release market. PR Newswire's share of the UK regulatory market -- by total volume -- is now over 11 per cent, with approximately 30 per cent of the FTSE signed up as clients.

PROFESSIONAL MEDIA

Revenues at CMP Media in the US are in line with the previous estimate of around 45 per cent below the record level achieved in 2000. Yields broadly held firm on the levels in the first half. CMP Media continues to record significant market share gains on the prior year, with 28.8 per cent of the market by volume in the year to October compared with 24.8 per cent for the same period last year.

CMP Asia continued to perform well in the second half. CMP Asia's 2002 launches and the acquisition of KSS in Japan all achieved plan, with the original six launches planned for 2002 being upped to nine.

At CMPi revenue was broadly stable and cost cutting initiatives improved margins and boosted profit.

UAP delivered a strong performance, thanks to an increased share of the UK classified market and the breakthrough into profit of Auto Exchange, the free pick-up car advertising magazines.

COST REDUCTIONS

Further improvements have been achieved over and above the 165m pounds sterling of cost savings previously announced as being secured against the 2000 base. These additional savings will benefit 2003. As in the first half, the associated restructuring costs are being taken above the line -- approximately 10m pounds for the full year, including 3m pounds taken in the first half.

This restructuring will require a review of the provision against surplus property. The value of goodwill associated with acquisitions will again be reviewed at the year-end.

TRADE INVESTMENTS

Channel "five" continues to perform well, securing further gains in its share of advertising revenue and of audience.

CASH

United continues to generate a strong cashflow which should increase the net cash balance to approximately 75m pounds by the end of the year.

DIVIDEND

The Board confirms that it is its intention, subject to there being no material adverse change, to pay a final dividend of 4p, making a total of 7p for the year.

About United Business Media

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business-to-business media solutions. Its products and services help companies around the world to meet their market information needs. UBM's businesses include NOP World, one of the largest market research groups globally; PR Newswire, the world's leading corporate news distribution service and CMP, the B2B media and exhibition group operating in focused markets sectors such as hi-tech, healthcare, property, entertainment, jewelry & fashion in the US, UK, Asia and Europe.

This press release may include statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.